Mail Stop 0308



March 8, 2005

Mark J. Flaherty
Chief Financial Officer
Tandy Brands Accessories, Inc.
690 East Lamar Boulevard, Suite 200,
Arlington, TX  76011

		RE: 	Tandy Brands Accessories, Inc.
			Form 10-K for the fiscal year ended June 30, 2004 Form 10-Q for the six months ended December 31, 2004
			File No.  000-18927

Dear Mr. Flaherty:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies, page 18


Revenues

1. In future filings, please revise your disclosure to state where you include costs incurred for shipping and handling in the income statement. Please disclose the amounts of shipping and handling costs classified as selling and marketing expense and general and administrative expense for each period presented. See paragraphs 5-7 of EITF 00-10.

2. Please disclose the types of expenses that you include in the cost
of goods sold line item and the costs included in selling, general
and administrative expenses.   If the costs of your distribution
network are not included in costs of goods sold, please also disclose the amount of the distribution costs included in selling, general and administrative expenses.

Note 5:  Credit Arrangements, page 22

3. We note the amortization of debt origination costs in the Consolidated Statements of Cash Flows. Please disclose the origin of the debt origination costs, the credit arrangement they pertain to, and the amortization period.

Note 7:  Commitments, page 24

4. In future filings, please disclose the terms of renewal options and escalation clauses. See paragraph 16d.ii. of FAS 13.

Note 11:  Dividends, page 30

5. In future filings, please clearly articulate the most significant restrictions on the payment of dividends, indicating the sources, pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. See Regulation S-X, Rule
4-08(e).

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

6. In future filings, in MD&A, please include a discussion regarding the impact of recently issued accounting standards on your financial statements. See SAB Topic 11:M. If, by the nature of the pronouncement, it is clear that it will have no impact on you, no further discussion is needed. Unless it is clear from your Form 10-K that a standard will not apply to you, then affirmatively indicate the anticipated effect of adoption. To the extent the pronouncement will have a material effect on your financial statements; such disclosure should be considered in the financial statements as set forth in the SAB.

Results of Operations, page 39

7. In future filings, please include a tabular presentation of net sales revenues by product category for the periods presented and expand your narrative discussion to indicate the extent to which material changes are attributable to pricing, mix or volume of goods sold. Clarify why direct sales shipments lower your gross margin and why there were higher than anticipated customer allowances.
Please
refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of
Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk, page
42

8. In future filings, please provide information about your market risk exposure to changes in foreign currency exchange rates in accordance with Item 305 of Regulation S-K.

Critical Accounting Policies, page 43

9. In future filings, revise your disclosures to present a more robust discussion as to why these are critical accounting policies.
Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.
* Discuss why management believes the accounting policy is critical;
* Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

      Refer to Item V of Release Nos. 33-8350/34-48960.




Form 10-Q for the Quarter Ended December 31, 2004


Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements

General

10. In future filings, please include footnote disclosure concerning goodwill and other intangible assets in the interim financial statements. Ensure your disclosure includes specifically what is included in the value of the intangible assets, such as customer lists and trade names, the amortization period for each individually material item, and how you determined that the amortization period was reasonable. See Rule 10-01(5) of Regulation S-X.

Note 9:  Acquisitions

11. For the Superior Merchandise Company acquisition on July 1,
2005,
we note that the amount you attributed to goodwill is significant in relation to the total consideration. In future filings, please expand your disclosures related to goodwill pursuant to paragraph 51b of SFAS 141.

Note 10:  Contingencies

12. We note your contingency in the 2nd quarter of 2005. Please tell us and disclose in future filings the nature of the pending legal product liability contingency and the total damages alleged at each balance sheet date. See SAB Topic 5:Y and FAS 5, paragraphs 9-10.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

13. We note that you recorded a $1.8 million return reserve due to the nature of ETON`s gift accessory business. As this is a newly acquired business, tell us your methodology for determining the reserve for returns and allowances.


*	*	*	*


      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 942-1920 or, in his absence, to Donna Di Silvio, at (202) 942-1852, or the undersigned at (202) 942-2823. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 942-1900.


      Sincerely,




      Michael Moran
      Branch Chief
??

??

??

??

Mr. Mark J. Flaherty
Tandy Brands Accessories, Inc.
Page 5 of 5


5